EXHIBIT 99.1

Amryt Receives Ministry of Health Reimbursement Approval for Lojuxta® (lomitapide) in Saudi Arabia

DUBLIN, Ireland, and Boston MA, December 17, 2020, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to developing and commercializing novel therapeutics to treat patients suffering from serious and life-threatening rare diseases, is pleased to announce Ministry of Health reimbursement approval has been granted for Lojuxta® (lomitapide) in the Kingdom of Saudi Arabia.

Lojuxta® has been approved as an adjunct to a low-fat diet and other lipid-lowering treatments, with or without low density lipoprotein (LDL) apheresis, to reduce low-density lipoprotein cholesterol (LDL-C) in adult patients with homozygous familial hypercholesterolaemia (HoFH).

Dr Joe Wiley, CEO of Amryt Pharma, commented today:  “We are very pleased that the Ministry of Health in the Kingdom of Saudi Arabia has approved the reimbursement of Lojuxta® which will give Saudi patients suffering from HoFH the opportunity to access Lojuxta®.  Today’s news represents further progress in our efforts to grow the geographic reach of our commercial products in both existing and new territories and to make Lojuxta® available to HoFH patients in need globally.”

About Amryt
Amryt is a biopharmaceutical company focused on developing and delivering innovative new treatments to help improve the lives of patients with rare and orphan diseases. Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises two orphan disease products.

Amryt's lead development candidate, FILSUVEZ® (oleogel S-10) is a potential treatment for the cutaneous manifestations of Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  FILSUVEZ® has been selected as the brand name for the product. Amryt does not have regulatory approval for FILSUVEZ® to treat EB. In September and October 2020, Amryt reported positive results from its pivotal global Phase 3 trial in EB. The product has been granted Rare Pediatric Disease Designation and has also received a Fast Track Designation from the U.S. Food and Drug Administration.

Myalept® / Myalepta® (metreleptin) is approved in the US (under the trade name Myalept®) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta®) for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control. Metreleptin is also approved for lipodystrophy in Japan. Generalised and partial lipodystrophy are rare disorders characterised by loss or lack of adipose tissue resulting in the deficiency of the hormone leptin, produced by fat cells and are associated with severe metabolic abnormalities including severe insulin resistance, diabetes, hypertriglyceridemia and fatty liver disease.

Juxtapid®/ Lojuxta® (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia ("HoFH") in the US, Canada, Columbia, Argentina and Japan (under the trade name Juxtapid®) and in the EU and Brazil (under the trade name Lojuxta®). HoFH is a rare genetic disorder which impairs the body's ability to remove low density lipoprotein ("LDL") cholesterol ("bad" cholesterol) from the blood, typically leading to abnormally high blood LDL cholesterol levels in the body from before birth - often ten times more than people without HoFH - and subsequent aggressive and premature cardiovascular disease.

In March 2018, Amryt in-licensed a pre-clinical gene-therapy platform technology, AP103, which offers a potential treatment for patients with Recessive Dystrophic Epidermolysis Bullosa, a subset of EB, and is also potentially relevant to other genetic disorders.  For more information on Amryt, including products, please visit www.amrytpharma.com.

This announcement contains inside information for the purposes of article 7 of the Market Abuse Regulation (EU) 596/2014.  The person making this notification on behalf of Amryt is Rory Nealon, CFO/COO and Company Secretary.

Forward-Looking Statements

This press release may contain forward-looking statements containing the words "expect", "anticipate", "intends", "plan", "estimate", "aim", "forecast", "project" and similar expressions (or their negative) identify certain of these forward-looking statements. The forward-looking statements in this announcement are based on numerous assumptions and Amryt's present and future business strategies and the environment in which Amryt expects to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt's ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt's ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Past performance should not be taken as an indication or guarantee of future results, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Contacts

Joe Wiley, CEO, +353 (1) 518 0200, joe.wiley@amrytpharma.com

Rory Nealon, CFO/COO, +353 (1) 518 0200, rory.nealon@amrytpharma.com

Edward Mansfield, Shore Capital, NOMAD, +44 (0) 207 468 7906, edward.mansfield@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700, fennell@consilium-comms.com